SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 2)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

RIGHTSIDE GROUP, LTD.

(Name of Subject Company)

RIGHTSIDE GROUP, LTD.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76658B100

(CUSIP Number of Class of Securities)

Rick Danis

General Counsel

Rightside Group, Ltd.

5808 Lake Washington Blvd. NE, Suite 300

Kirkland, WA 98033

(425) 298-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq. Jeana S. Kim, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500	Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2017 (as previously filed with the SEC, the “Schedule 14D-9”) by Rightside Group, Ltd., a Delaware corporation (“Rightside”), relating to the tender offer (the “Offer”) by DTS Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Donuts Inc., a Delaware corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated June 27, 2017 (as previously filed with the SEC, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Rightside at a price of $10.60 per Share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2017 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

The section of Item 8 captioned “Antitrust” is hereby amended and restated as follows:

Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. Effective July 6, 2017, the waiting period applicable to the Offer under the HSR Act was terminated early. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

At any time before or after Purchaser’s purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Parent or its subsidiaries, or of the Company or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While the parties believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer.

Item 9.	Materials to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)	Joint Press Release, dated July 7, 2017, entitled “Rightside and Donuts Announce the Early Termination of the HSR Waiting Period”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIGHTSIDE GROUP, LTD.

By:	/s/ Taryn J. Naidu
Taryn J. Naidu Chief Executive Officer

Dated: July 7, 2017